1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2013
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date May 10, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

PROPOSED ELECTION OF DIRECTORS OF THE FIFTH SESSION OF THE BOARD;
PROPOSED ELECTION OF SHAREHOLDER REPRESENTATIVE SUPERVISORS OF THE FIFTH SESSION OF THE SUPERVISORY COMMITTEE;
CHANGE IN COMPANY SECRETARY; AND
CHANGE IN CERTAIN SENIOR MANAGEMENT MEMBERS

The terms of office of the fourth session of the Board and the fourth session of the Supervisory Committee will expire on the conclusion of the AGM.

The Board proposed that the fifth session of the Board shall consist of nine Directors, including four executive Directors, two non-executive Directors and three independent non-executive Directors. The Board also proposed the re-election of Mr. XIONG Weiping, Mr. LUO Jianchuan and Mr. LIU Xiangmin as executive Directors of the fifth session of the Board, and the re-election of Mr. LIU Caiming as a non-executive Director of the fifth session of the Board. The Board also proposed the election of Mr. JIANG Yinggang as an executive Director of the fifth session of the Board, the election of Mr. WANG Jun as a non-executive Director of the fifth session of the Board and the election of Mr. WU Jianchang, Mr. ZHAO Tiechui and Mr. MA Si-hang, Frederick as independent non-executive Directors of the fifth session of the Board.

As recommended by the controlling shareholder of the Company, Aluminum Corporation of China*, the Company proposed the re-election of Mr. ZHANG Zhankui as a shareholder representative Supervisor of the fifth session of the Supervisory Committee and the election of Mr. ZHAO Zhao as a shareholder representative Supervisor of the fifth session of the Supervisory Committee.

As Ms. LIU Qiang and Mr. XIE Hong tendered their resignations as the company secretary and vice president of the Company respectively, the Board appointed Mr. XU Bo as the company secretary and vice president of the Company and Mr. LI Dongguang as the vice president of the Company for the needs of the Company's operation and management.

A circular, containing, among others, further details regarding such proposed members of the fifth session of the Board and Supervisory Committee, together with a notice of the AGM, will be dispatched to the Shareholders in due course.

PROPOSED ELECTION OF DIRECTORS OF THE FIFTH SESSION OF THE BOARD

The term of office of the fourth session of the board (the "Board") of directors (the "Director(s)") of Aluminum Corporation of China Limited* (the "Company") will expire on the conclusion of the 2012 annual general meeting of the Company (the "AGM").

In accordance with the relevant requirements of the Articles of Association of the Company (the "Articles"), the Company Law of the People's Republic of China (the "Company Law") and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Board proposed that the fifth session of the Board shall consist of nine Directors, including four executive Directors, two non-executive Directors and three independent non-executive Directors.

As recommended by the nomination committee of the Board (the "Nomination Committee"), the Board proposed the re-election of Mr. XIONG Weiping, Mr. LUO Jianchuan and Mr. LIU Xiangmin as executive Directors of the fifth session of the Board, and the re-election of Mr. LIU Caiming as a non-executive Director of the fifth session of the Board. The Board also proposed the election of Mr. JIANG Yinggang as an executive Director of the fifth session of the Board, the election of Mr. WANG Jun as a non-executive Director of the fifth session of the Board and the election of Mr. WU Jianchang, Mr. ZHAO Tiechui and Mr. MA Si-hang, Frederick as independent non-executive Directors of the fifth session of the Board.

Due to job re-designation, Mr. SHI Chungui, Mr. LV Youqing, Mr. ZHANG Zhuoyuan, Mr. WANG Mengkui and Mr. ZHU Demiao, the Directors of the fourth session of the Board, will not be re-elected as the members of the fifth session of the Board. They have confirmed that they have no disagreements with the Board and there are no other matters in respect of their retirements that need to be brought to the attention of the shareholders of the Company (the "Shareholders") or The Stock Exchange of Hong Kong Limited (the "Exchange"). The Board hereby expresses its appreciation for the contributions of Mr. SHI Chungui, Mr. LV Youqing, Mr. ZHANG Zhuoyuan, Mr. WANG Mengkui and Mr. ZHU Demiao to the development of the Company during their terms of office as the Directors.

For biographical details of the proposed new Directors of the fifth session of the Board, please refer to Appendix I.

PROPOSED ELECTION OF SHAREHOLDER REPRESENTATIVE SUPERVISORS OF THE FIFTH SESSION OF THE SUPERVISORY COMMITTEE

The term of office of the fourth session of the supervisory committee of the Company (the "Supervisory Committee") will expire on the conclusion of the AGM.

As recommended by the controlling shareholder of the Company, Aluminum of Corporation of China*, the Company proposed the re-election of Mr. ZHANG Zhankui as a shareholder representative supervisor (the "Supervisor(s)") of the fifth session of the Supervisory Committee and the election of Mr. ZHAO Zhao as a shareholder representative Supervisor of the fifth session of the Supervisory Committee.

Due to job re-designation, Mr. AO Hong, the Supervisor of the fourth session of the Supervisory Committee, will not be re-elected as the member of the fifth session of the Supervisory Committee. He has confirmed that he has no disagreements with the Supervisory Committee and there are no other matters in respect of his retirement that need to be brought to the attention of the Shareholder or the Exchange. The Supervisory Committee hereby expresses its appreciation for the contribution of Mr. AO Hong to the development of the Company during his term of office as the Supervisor.

For biographical details of the proposed new Supervisor of the fifth session of the Board, please refer to Appendix I.

CHANGE IN THE COMPANY SECRETARY

Due to job re-designation, Ms. LIU Qiang resigned as the company secretary. As nominated by the Nomination Committee, the Board appointed Mr. XU Bo as the new company secretary with effect from the conclusion of the Board meeting held on 9 May 2013 (the "Board Meeting").

The Company has submitted to the Exchange and the Exchange has agreed that Mr. XU Bo can act as the company secretary of the Company under Rule 3.28 of the Listing Rules.

Ms. LIU Qiang has confirmed that she has no disagreement with the Board and that there is no matter in relation to her retirement that needs to be brought to the attention of the Shareholders or the Exchange. The Board hereby expresses its appreciation for the contribution of Ms. LIU Qiang to the development of the Company during her term of office as the Company secretary.

For biographical details of Mr. XU Bo, please refer to Appendix I.

CHANGE IN CERTAIN SENIOR MANAGEMENT MEMBERS

Due to job re-designation, Mr. XIE Hong resigned as the vice president of the Company. The Board hereby expresses its appreciation for the contribution of Mr. XIE Hong to the development of the Company during his term of office as the vice president.

As nominated by the Nomination Committee, the Board appointed Mr. XU Bo and Mr. LI Dongguang as vice presidents of the Company for the needs of the Company's operation and management with effect from the conclusion of the Board Meeting.

For biographical details of the new senior management members, please refer to Appendix I.

CANCELLATION OF THE POSITION OF CHIEF EXECUTIVE OFFICER OF THE COMPANY

For the needs of the Company's operation and management, the Board considered and approved the resolution in relation to the cancellation of the position of chief executive officer of the Company with effect from the conclusion of the Board Meeting. Upon cancellation of this position, the original functions in relation to major decisions of the chief executive officer will be assumed by the chairman of the Company, Mr. XIONG Weiping, and the other managerial functions will be assumed by the president of the Company, Mr. LUO Jianchuan.

APPENDIX I

Proposed New Directors of the Fifth Session of the Board

Executive Directors

Mr. JIANG Yinggang, 49, the vice president of the Company, has been serving the Company since 2001. Mr. Jiang holds a bachelor's degree in metallurgy engineering of non-ferrous metals and a master's degree majoring in metallurgy engineering from Central South University of Industry. Mr. Jiang is a professor-grade senior engineer. Mr. Jiang has extensive experience in, among others, marketing, corporate management and risk control. He previously worked in Qinghai branch of the Company (formerly known as Qinghai Aluminum Plant) and successively served as the technician of infrastructure plan department, technician of the electrolysis subsidiary plant, deputy head of the workshop, deputy head of technology section, deputy head and head of corporate management department, head of first electrolysis plant, deputy general manager and general manager. Mr. Jiang now also serves as the chairman of Shanxi Huasheng Aluminum Co., Ltd. and chairman of Jiaozuo Wanfang Aluminum Company Limited () (a public company listed on Shenzhen Stock Exchange, stock code: 00612).

Non-executive Directors

Mr. WANG Jun, 48, is the general manager of the equity management department of China Cinda Asset Management Co., Ltd.. Graduated from Huazhong Institute of Engineering, Mr. Wang is an engineer. He has extensive experience in financial and corporate management. Mr. Wang formerly served as the engineer in the engineering department of Babcock & Wilcox Beijing Company Ltd.; deputy manager of the real estate development department of China Yanxing Company; senior deputy manager of equity management department and senior manager of business management department, senior manager, deputy general manager, general manager of custody and settlement department in China Cinda Asset Management Co., Ltd.. Mr. Wang currently also serves as the director of China Nuclear Engineering and Construction Co., Ltd., vice chairman of Kailuan (Group) Company Limited, vice chairman of Wengfu (Group) Company Limited, and vice chairman of Guizhou Kailin Company Limited.

Independent Non-executive Directors

Mr. WU Jianchang, 73, is the honorary chairman of China Steel Industry Association and the honorary chairman of China Non-ferrous Metals Industry Association. Mr. Wu graduated from Hengyang Mining and Metallurgy Engineering Institute majoring in non-ferrous metallurgy. Mr. Wu is a professor-grade senior engineer. He has extensive experience in corporate, political affairs and association management. He formerly served as the deputy general manager and general manager of China Non-ferrous Metals Industry Company, vice standing president of China Steel Industry Association, deputy head of Ministry of Metallurgy Industry, deputy head of State Metallurgy Industry Bureau.

Mr. ZHAO Tiechui, 61, is the member of twelfth session of the National Committee of the Chinese People's Political Consultative Conference, the member of the presidium of the executive committee of All China Federation of Trade Unions and the president of China Safe Production Association. Mr. Zhao graduated from the graduate department of China Mining University majoring in management engineering. He is a professor-grade senior engineer. Mr. Zhao formerly served as the technician of No.10 Mining Unit, deputy team leader of the full mechanized roadway team, head of the Expansion Department of the Bureau, deputy leader of No.11 Mining Unit, leader of Dazhuang Mining Unit and leader of No.4 Mining Unit in Pingdingshan Mining Bureau in Henan Province; vice chairman of Pingdingshan Coal Industry (Group) Company; deputy head of State Bureau of Coal Industries; deputy head of State Administration of Work Safety; deputy head and head of State Administration of Coal Mine Safety. Mr. Zhao also serves as a part-time professor in Chinese Academy of Governance and Beijing University of Science and Technology.

Mr. MA Si-hang, Frederick, 61, graduates from Hong Kong University with a bachelor's degree in Arts. He served as head of Financial Services and the Treasury Bureau of Hong Kong Special Administrative Region in 2002, head of Commerce and Economics Development Bureau of the Hong Kong Special Administrative Region from 2007 to July 2008. He also previously served as the managing director of Great Britain subsidiary of RBC Dominion Securities Inc., managing director and head of Asia Area of Private Banking Department of Chase Bank, executive president of private banking business of JPMorgan Chase & Co. (a public company listed on New York Stock Exchange, stock code: JPM) in Asia Pacific, vice chairman and managing director of Kumagai Gumi (Hong Kong) Co., Ltd. (currently known as Hong Kong Construction (Holdings) Limited, a public company listed on the Exchange, stock code: 0190), CFO and executive director of PCCW Company Limited (a public company listed on the Exchange, stock code: 0008), and non-executive director of MTR Corporation Ltd. (a public company listed on the Exchange, stock code: 0066, also listed on OTCBB, stock code: MTRJY). Mr. Ma currently also serves as member of the international advisory committee of China Investment Corporation, senior counsel of Hong Kong China Strategic Holdings Limited (a public company listed on the Exchange, stock code: 0235), independent non-executive director of China Resources Land Limited (a public company listed on the Exchange, stock code: 01109), director of Canada Husky Energy Corporation (a public company listed on Toronto Stock Exchange, stock code: HSE), external director of China National Cereals, Oils and Foodstuffs Corporation (COFCO), honorary professor in School of Economics and Finance in Hong Kong University, honorary counsel of School of Accounting in Central University of Finance and Economics, professor of School of Senior Management and Further Education in Hong Kong Polytechnic University and member of Global Advisory Council of Bank of America. He was awarded the Gold Bauhinia Star (GBS) by the HKSAR government in 2009, and was appointed non-official Justice of the Peace in 2010.

Mr. JIANG Yinggang, Mr. WANG Jun, Mr. WU Jianchang, Mr. ZHAO Tiechui and Mr. Ma Si-hang, Frederick have confirmed that, saved as disclosed above, as at the date of this announcement, (1) none of them holds any other position with the Company or any of its subsidiaries or has held any directorship in any other listed public companies in the past three years; (2) none of them has any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company; and (3) none of them has any interest or deemed interest in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)) (the "SFO").

Saved as disclosed above, the Board is not aware of any other matter in respect of the proposed appointments of Mr. JIANG Yinggang, Mr. WANG Jun, Mr. WU Jianchang, Mr. ZHAO Tiechui and Mr. Ma Si-hang, Frederick that is required to be disclosed pursuant to Rules 13.51(2) (h) to (v) of the Listing Rules or any other matter that needs to be brought to the attention of the Shareholders.

The fifth session of the Board will become effective from the conclusion of the AGM and expire on the election of the sixth session of the Board. The Company will enter into a service contract with each of the proposed Directors of the fifth session of the Board after their re-election and election are approved at the AGM. The remuneration policies which will be approved by the Shareholders at the forthcoming AGM will be applicable to the members of the fifth session of the Board.

Proposed New Shareholder Representative Supervisor of the Fifth Session of the Supervisory Committee

Mr. ZHAO Zhao, 51, is head of the discipline inspection group of Aluminum Corporation of China. Mr. Zhao obtained a bachelor's degree majoring in roadway engineering from Department of Civil Engineering of Nanjing Institute of Engineering (now known as Southeast University) and a Ph.D degree in world economics from Beijing Normal University, School of Economics and Management. Mr. Zhao is a senior political engineer. He has extensive experience in, among others, mass work among youth, auditing, supervision and discipline inspection. He successively served as assistant editor and staff in People's Communication Press, full-time deputy secretary of Y.L.C (Youth League Committee) directly under Ministry of Communications, standing deputy head of Guoqing Productivity Center, head of publicity department of Y.L.C of Central Government institutions, head of office and deputy secretary (assistant inspector) of Youth League Working Committee of Central Government institutions, deputy head of mass work department of Central Enterprises Working Committee, deputy secretary and secretary of Central Enterprises Youth League Working Committee, president of Central Enterprises Youth Union, and deputy head of Bureau of mass work under State-owned Assets Supervision and Administration Commission of the State Council.

Mr. ZHAO Zhao has confirmed that, saved as disclosed above, as at the date of this announcement, (1) he does not hold any other position with the Company or any of its subsidiaries and has not held any directorship in any other listed public companies in the past three years; (2) he does not have any relationship with any director, senior management, substantial shareholder or controlling shareholder of the Company; and (3) he does not have any interest or deemed interest in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO).

Saved as disclosed above, the Company is not aware of any other matter in respect of the proposed appointment of Mr. ZHAO that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matter that needs to be brought to the attention of the Shareholders.

The fifth session of the Supervisory Committee will become effective from the conclusion of the AGM and expire on the election of the sixth session of the Supervisory Committee.The Company will enter into a service contract with each of the proposed Supervisors of the fifth session of the Supervisory Committee after their re-election and election are approved at the AGM. The remuneration policies which will be approved by the Shareholders at the forthcoming AGM will be applicable to the members of fifth session of the Supervisory Committee.

New Company Secretary and Vice President

Mr. XU Bo, 49, is the assistant to the president of the Company, executive director and general manager of China Aluminum Energy Company Limited. Mr. Xu obtained a bachelor's degree in mechanical engineering and a master's degree in hydraulic structure engineering from North China University of Water Resources and Electric Power. He also obtained a Ph.D. degree in economics in July 2006 from Renmin University of China. He is a senior engineer. Mr. Xu has extensive experience in mergers and acquisitions, capital operation, corporation management, and enjoys a high reputation in energy sectors such as coal and electric power. He formerly served as deputy head of hydropower and operations department and office manager of China Power and Machinery Bureau; general manger and assistant to the head of the bureau in Steel Structure Department of China Huadian Power Station Equipment Engineering Group Corporation (); deputy general manger, standing deputy general manager, general manager of China Huadian Engineering Co., Ltd.; deputy general manager of Huadian Coal Industry Group Company Limited; head of China Huadian Corporation Shaanxi Office; general manager of China Huadian Corporation Shaanxi Branch; executive director and general manager of Huadian Shaanxi Energy Company.

New Vice President

Mr. LI Dongguang, 52, is the general manager of China Aluminum International Trading Co. Ltd.. Mr. Li obtained a bachelor's degree majoring in metallurgy mechanics from Anshan Steel Institute and a master's degree of Business Administration from China Europe International Business School. Mr. Li is a senior engineer. He has extensive experience in, among others, human resource management, marketing, international trade, and enjoys a high reputation in marketing. He formerly served as the engineer in the metallurgy equipment office in Beijing Non-ferrous Metallurgy Design and Research Institute (); deputy general manager of Hainan Jinhai Raw Materials Industry Company; deputy division head of human resource department, head of institution human resource division of human resource and education department in China Non-ferrous Metals Industry Corporation; head of institution human resource division of human resource department, deputy head of human resource department of State Bureau of Non-ferrous Metals Industry; deputy general manger of China Aluminum International Trading Co. Ltd.; head of marketing and trade department of China Aluminum Corporation; general manager of the Company's marketing department; general manager of China Rare Earth Development Company; general manager of Aluminum Sales Center of the Company. Mr. Li currently also serves as the executive director and general manger of Chinalco Metals Trading Co.,Ltd., and general manager of China Aluminum Supply and Marketing of Materials Company Limited.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
9 May 2013

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing and Mr. Liu Caiming (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary